UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, Medina, Ohio 44256

Report of Independent Registered Public Accounting Firm

Audit Committee, Plan Administrator, and Plan Participants

RPM International Inc. Union 401(k) Trust and Plan

Medina, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. Union 401(k) Trust and Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2015.
Pittsburgh, Pennsylvania
June 21, 2023

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2022	December 31, 2021
ASSETS
Investments, at fair value	$8,919,318	$10,402,252

Receivables
Notes receivable from participants	249,232	294,532
Employer’s contribution	3,236	3,170
Participants’ contributions	6,677	6,351

Total Receivables	259,145	304,053

NET ASSETS AVAILABLE FOR BENEFITS	$9,178,463	$10,706,305

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2022

Additions To Net Assets Attributed To:
Contributions
Participants	$531,773
Employer	255,666
Rollover	58,458	$845,897

Investment Income (Loss)
Interest and dividends	80,226
Net depreciation in fair value of investments	(1,771,340)	(1,691,114)

Interest income on notes receivable from participants		13,011

		(832,206)

Deductions from Net Assets Attributed To:
Benefits paid to participants	686,801
Administrative expenses	8,835	695,636

Net Decrease		(1,527,842)

Net Assets Available for Benefits:
Beginning of year		10,706,305

End of year		$9,178,463

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the RPM International Inc. Union 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, adopted on February 1, 1997, is a defined contribution retirement savings plan covering certain union employees at several wholly owned domestic subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Contributions

Participants may contribute up to 50% of gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. Participants may invest up to a limit of 20% per contribution in the Company common stock. The Company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same way the participants invest their own contributions. Contributions are subject to certain limitations, as defined.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings/(losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for both employee and employer contributions and earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate between 4.25% and 7.25% as determined by the Plan Sponsor at the date of issuance. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her accounts or regular installments over any period not to exceed ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Plan Expenses

During 2022, certain administrative expenses and fees incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

The Company pays administrative costs associated with participant recordkeeping services for active (non-terminated) participants. Other fees, including individual participant transaction fees and administrative fees specific to terminated and retired participants are debited directly from the accounts of Plan participants.

The Company participates in an arrangement that provides for the allocation of substantially all revenue sharing payments on certain funds to Plan participants. During 2022, the administrative expenses exceeded revenue sharing received during the calendar year by $8,835. This amount is shown as Administrative Expenses on the accompanying statement of changes in net assets available for benefits. The Plan uses the forfeitures, in accordance with the Plan document and during 2022 used available forfeitures to offset a portion of Plan recordkeeping fees.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements

The Plan follows the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements.

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual Funds: Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.

Company Common Stock: Valued at the closing price per share each day on the active market.

Common/Collective Trusts: Valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The Plan provides participants a stable value investment option managed by Fidelity Management Trust Company. The Managed Income Portfolio II Fund of the Fidelity Group includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The fund is valued using NAV as a

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12-month redemption notice period for the Plan level.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

Investments at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,614,343	$—	$—	$2,614,343
Company Common Stock	717,595	—	—	717,595

Total Assets in the Fair Value Hierarchy	3,331,938	—	—	3,331,938
Investments measured at NAV (a)				5,587,380

Investments at Fair Value	$3,331,938	$—	$—	$8,919,318

Investments at Fair Value as of December 31, 2021

	Level 1	Level 2	Level 3	Total
Mutual Funds	$3,134,084	$—	$—	$3,134,084
Company Common Stock	752,306	—	—	752,306

Total Assets in the Fair Value Hierarchy	3,886,390	—	—	3,886,390
Investments measured at NAV (a)				6,515,862

Investments at Fair Value	$3,886,390	$—	$—	$10,402,252

(a)

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE D - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.

NOTE E - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan document has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan and related trust are designed and are currently being operated in compliance with applicable requirements of the IRC and, therefore, believes the Plan is qualified, and the related trust is tax exempt.

Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F - Related Party and Parties-in-Interest Transactions

Fidelity Management Trust Company is the Plan trustee. The Fidelity Government Income Fund, and the Fidelity Government Money Market Fund K6 are mutual funds managed by Fidelity Management Trust Company. The Fidelity Contrafund Commingled Pool and the Fidelity Managed Income Portfolio II are Common/Collective Trusts managed by Fidelity Management Trust Company. Therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

In addition, at December 31, 2022, the Plan held shares of RPM International Inc. common stock valued at $717,595. At December 31, 2021, the Plan held shares of RPM International Inc. common stock valued at $752,306.

Transactions involving these investments are allowable party-in-interest transactions under ERISA.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE G - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred after December 31, 2022, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 007

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2022

	Registered Investment Companies
	Vanguard Institutional Index Fund	Registered investment company	$768,520
	Janus Henderson Balanced Fund	Registered investment company	528,133
	American Funds Washington Mutual Investors Fund	Registered investment company	318,075
	MFS Mid Cap Growth Fund Class R6	Registered investment company	308,823
	Vanguard Mid-Cap Index Fund	Registered investment company	284,989
	Artisan International Value Fund Institutional Class	Registered investment company	92,399
	Vanguard Small-Cap Index Fund	Registered investment company	82,039
*	Fidelity Government Income Fund	Registered investment company	68,267
	PGIM Global Total Return Fund—Class R6	Registered investment company	66,647
	American Funds EuroPacific Growth Fund	Registered investment company	58,173
	Vanguard Total International Stock Index Fund	Registered investment company	31,884
	Vanguard Total Bond Market Index Fund	Registered investment company	6,350
*	Fidelity Government Money Market K6	Registered investment company	44

	Total Registered Investment Companies		2,614,343

	Common/Collective Trusts
*	Fidelity Managed Income Portfolio II	Common/collective trust	$1,471,662
*	Fidelity Contrafund Commingled Pool	Common/collective trust	803,013
	Harbor Capital Appreciation Fund CIT 4	Common/collective trust	668,983
	Vanguard Target Retirement 2040 Trust II	Common/collective trust	450,721
	Vanguard Target Retirement 2030 Trust II	Common/collective trust	405,109
	Vanguard Target Retirement Income Trust II	Common/collective trust	279,505
	Vanguard Target Retirement 2035 Trust II	Common/collective trust	270,772
	Prudential Core Plus Bond Fund Class 3	Common/collective trust	257,501
	Vanguard Target Retirement 2050 Trust II	Common/collective trust	230,892
	Vanguard Target Retirement 2025 Trust II	Common/collective trust	225,053
	Vanguard Target Retirement 2045 Trust II	Common/collective trust	151,768
	Vanguard Target Retirement 2055 Trust II	Common/collective trust	146,065
	Vanguard Target Retirement 2020 Trust II	Common/collective trust	141,074
	Vanguard Target Retirement 2060 Trust II	Common/collective trust	57,071
	Vanguard Target Retirement 2065 Trust II	Common/collective trust	28,191

	Total Common/Collective Trusts		5,587,380

	Employer Securities
*	RPM International Inc.	Company stock	$717,595

	Total Investments		$8,919,318

*	Participant loans	Loans (4.25% to 7.25%)	$249,232

*	Denotes an allowable party in interest

	Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen B. Kastner
Janeen B. Kastner, Vice President - Corporate Benefits & Risk Management

Date: June 21, 2023